                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 3)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                             3TEC ENERGY CORPORATION
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.02 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                    88575R308
                                 (CUSIP NUMBER)

                               D. MARTIN PHILLIPS
                            ENCAP INVESTMENTS L.L.C.
                           1100 LOUISIANA, SUITE 3150
                              HOUSTON, TEXAS 77002
                                 (713) 659-6100
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                NOVEMBER 28, 2001
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

CUSIP NO. 88575R308

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF
    ABOVE PERSONS (ENTITIES ONLY)

    ENCAP ENERGY CAPITAL FUND III, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)                           OO (SEE ITEM 3)


--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION     ENCAP ENERGY CAPITAL FUND III, L.P.
                                             ("ENCAP III") IS A LIMITED PARTNER-
                                             SHIP ORGANIZED UNDER THE LAWS OF
                                             THE STATE OF TEXAS
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER                               1,911,322(1)
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER                                        0
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER                          1,911,322(1)


               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER                                   0


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       1,911,322

--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                        11.6%(2)

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                                                              PN
--------------------------------------------------------------------------------

     (1)  As exercised through its sole general partner, EnCap Investments
          L.L.C.

     (2) Based on 15,903,992 shares of Common Stock issued and outstanding on October 12, 2001.

                                 SCHEDULE 13D/A

CUSIP NO. 88575R308

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF
    ABOVE PERSONS (ENTITIES ONLY)

    ENCAP ENERGY ACQUISITION III-B, INC.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)                           OO (SEE ITEM 3)


--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION     ENCAP ENERGY ACQUISITION III-B,
                                             INC. ("ENCAP ACQUISITION III-B") IS
                                             A CORPORATION ORGANIZED UNDER THE
                                             LAWS OF THE STATE OF TEXAS
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER                               1,445,537(1)
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER                                        0
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER                          1,445,537(1)


               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER                                   0


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       1,445,537

--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                         8.8%(2)

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                                                              CO
--------------------------------------------------------------------------------

     (1) As exercised through its controlling person, EnCap Energy Capital Fund III-B. L.P.

     (2) Based on 15,903,992 shares of Common Stock issued and outstanding on October 12, 2001.

                                 SCHEDULE 13D/A

CUSIP NO. 88575R308

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF
    ABOVE PERSONS (ENTITIES ONLY)

    ENCAP ENERGY CAPITAL FUND III-B, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)                           OO (SEE ITEM 3)


--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION     ENCAP ENERGY CAPITAL FUND III-B,
                                             L.P.("ENCAP III-B") IS A LIMITED
                                             PARTNERSHIP ORGANIZED UNDER THE
                                             LAWS OF THE STATE OF TEXAS
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER                                          0
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER                             1,445,537(1)
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER                                     0


               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER                        1,445,537(1)


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    1,445,537(2)

--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                         8.8%(3)

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                                                              PN

--------------------------------------------------------------------------------

     (1) EnCap III-B may be deemed to have voting and dispositive power with respect to the shares of Common Stock owned by EnCap Acquisition III-B, as exercised through EnCap III-B's sole general partner, EnCap Investments L.L.C. See Items 2 and 5.

     (2) EnCap III-B disclaims any beneficial ownership of the shares owned by EnCap Acquisition III-B. See Item 5.

     (3) Based on 15,903,992 shares of Common Stock issued and outstanding on October 12, 2001.

                                 SCHEDULE 13D/A

CUSIP NO. 88575R308

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF
    ABOVE PERSONS (ENTITIES ONLY)

    ENCAP INVESTMENTS L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)                           OO (SEE ITEM 3)


--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION       ENCAP INVESTMENTS L.L.C.
                                               ("ENCAP INVESTMENTS") IS A
                                               LIMITED LIABILITY COMPANY
                                               ORGANIZED UNDER THE LAWS OF THE
                                               STATE OF TEXAS
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER                                          0
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER                             4,499,452(1)
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER                                     0


               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER                        4,499,452(1)


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    4,499,452(2)

--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                        25.8%(3)

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                                                              OO

--------------------------------------------------------------------------------

     (1) EnCap Investments may be deemed to have voting and dispositive power with respect to the shares of Common Stock owned by the EnCap Entities (as defined in Item 2). See Items 2 and 5.

     (2) EnCap Investments disclaims any beneficial ownership of the shares owned by the EnCap Entities.

     (3) Based on 15,903,992 shares of Common Stock issued and outstanding on October 12, 2001.

ITEM 1.  SECURITY AND ISSUER.

         No modification.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is amended and restated in its entirety as follows:

(a) - (c)

         EnCap Energy Capital Fund III, L.P. ("EnCap III") is a Texas limited partnership with its principal executive offices at 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. The principal business of EnCap III is engaging in oil and gas investments. EnCap Investments L.L.C. ("EnCap Investments") is the general partner of EnCap III.

         EnCap Energy Acquisition III-B, Inc. ("EnCap Acquisition III-B") is a Texas corporation with its principal executive offices at 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. The principal business of EnCap Acquisition III-B is engaging in oil and gas investments. The controlling person of EnCap Acquisition III-B is EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership. Current information concerning the executive officers and directors of EnCap Acquisition III-B is set forth on Schedule I hereto.

         EnCap Energy Capital Fund III-B, L.P. ("EnCap III-B") is a Texas limited partnership with its principal executive offices at 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. The principal business of EnCap III is engaging in oil and gas investments. EnCap Investments is the general partner of EnCap III-B.

         EnCap Investments is a Delaware limited liability company with its principal executive offices at 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. The principal business of EnCap Investments is engaging in oil and gas investments. EnCap Investments is the general partner or controlling person of EnCap III, EnCap Acquisition III-B, ECIC Corporation, a Texas corporation, and BOCP Energy Partners, L.P., a Texas limited partnership (collectively, the "EnCap Entities"). Current information concerning the sole member and managing directors of EnCap Investments is set forth on Schedule I hereto. The sole member of EnCap Investments is El Paso Merchant Energy North America Company, a Delaware corporation ("El Paso Merchant Energy").

         El Paso Merchant Energy is a Delaware corporation with its principal executive offices at 1001 Louisiana Street, Houston, Texas 77002. The principal business of El Paso Merchant Energy is natural gas gathering and processing and intrastate gas transmission. Current information concerning the controlling person and executive officers and directors of El Paso Merchant Energy is set forth on Schedule I hereto. The controlling person of El Paso Merchant Energy is El Paso Corporation, a Delaware corporation ("El Paso Corporation").

         El Paso Corporation is a Delaware corporation with its principal executive offices located at 1001 Louisiana Street, Houston, Texas 77002. The principal business of El Paso Corporation is serving as a holding company for its various subsidiaries, which are engaged in energy and related businesses. Current information concerning the executive officers and directors of El Paso Corporation is set forth on Schedule I hereto.

(d)-(f)  See Schedule I.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The following is added to the section titled "Securities distributed to Floyd C. Wilson":

         In addition, on July 24, 2001, W/E Energy distributed to certain entities designated by Floyd C. Wilson, as an advance on his "put," 11,750 shares of Common Stock.

         The following is added to Item 3:

WARRANT ASSIGNMENT

         On May 22, 2001, EnCap III, ECIC Corporation, a Texas corporation ("ECIC"), EnCap Acquisition III-B, BOCP Energy Partners, L.P., a Texas limited partnership ("BOCP," collectively with EnCap III, ECIC, EnCap Acquisition III-B, and BOCP, the "EnCap Entities"), and Pel-Tex Partners L.L.C. ("Pel-Tex") entered into a Master Assignment and Assumption Agreement pursuant to which Pel-Tex assigned 6,855 warrants to ECIC, 19,414 warrants to EnCap III, 14,683 warrants to EnCap Acquisition III-B, and 4,750 warrants to BOCP. Each warrant (i) represents the right to purchase one share of Common Stock of the Issuer at an exercise price of $30.00 per share, and (ii) expires on February 3, 2004. Further pursuant to the Master Assignment and Assumption Agreement, the EnCap Entities assumed contingent indemnification obligations of Pel-Tex arising pursuant to Section 12.4 of the Agreement and Plan of Merger dated December 21, 1999, as amended January 14, 2000, and February 2, 2000 by and between Pel-Tex, the EnCap Entities, the Issuer, 3TM Acquisition L.L.C., a Delaware limited liability company, and Magellan Exploration, LLC, a Delaware limited liability company.

DISSOLUTION OF W/E ENERGY

         On November 28, 2001, the members of W/E Energy Company L.L.C. executed an Agreement to Dissolve W/E Energy Company L.L.C. and filed a Certificate of Cancellation with the Delaware Secretary of State. Pursuant to the Agreement to Dissolve, the assets of W/E Energy were distributed 42.479005% to EnCap III, 32.12694% to EnCap Acquisition III-B, 15% to ECIC, and 10.394055% to BOCP.

ITEM 4.  PURPOSE OF TRANSACTION.

         No modification.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended and restated in its entirety as follows:

         (a) The following table describes the number of shares of Common Stock, including shares of Common Stock issuable upon exercise or conversion of derivative securities and the percent of outstanding Common Stock owned by each of the reporting persons and the EnCap Entities. All percentages are based on 15,903,992 shares of Common Stock issued and outstanding on October 12, 2001.


                                           COMMON STOCK         DERIVATIVE SECURITIES              TOTAL
                                       ---------------------   ------------------------    -------------------------
                NAME                     SOLE       SHARED         SOLE        SHARED       NUMBER         %(1)
               -----                   --------    ---------   ---------     ----------    ---------     -----------
EnCap Investments L.L.C.                     --    2,980,635         --     1,518,817(2)  4,499,452         25.8%
EnCap Energy Capital Fund III, L.P.   1,266,144           --    645,178(2)         --     1,911,322         11.6%
EnCap Energy Acquisition III-B, Inc.    957,587           --    487,950(2)         --     1,445,537          8.8%
EnCap Energy Capital Fund III-B, L.P.        --      957,587         --       487,950(2)  1,445,537          8.8%
ECIC Corporation                        447,095           --    227,822(2)         --       674,917          4.2%
BOCP Energy Partners, L.P.              309,809           --    157,867(2)         --       467,676          2.9%

--------------

(1) In accordance with SEC regulations under Section 13(d) of the Act, the percent shown in this column for each stockholder represents the number of shares of Common Stock owned by the stockholder plus the derivative securities (on an as converted basis) owned by such stockholder divided by the number of shares outstanding plus the number of derivative securities (on an as converted basis) owned by such stockholder.

(2) Represents warrants to purchase Common Stock which are exercisable within 60 days of this filing, and shares of Common Stock issuable upon conversion of the Issuer's Series D Convertible Preferred Stock.

         (b) EnCap Investments. EnCap Investments may be deemed to have the power to vote and direct the vote or to dispose or direct the disposition of 4,499,452 shares of Common Stock collectively owned by the EnCap Entities (by virtue of being the general partner or controlling person of each such entity). EnCap Investments disclaims beneficial ownership of the shares of Common Stock owned by the EnCap Entities.

         EnCap III. EnCap III has the sole power to vote and dispose or direct the disposition of 1,911,322 shares of Common Stock through its general partner, EnCap Investments.

         EnCap Acquisition III-B. EnCap Acquisition III-B has the sole power to vote and dispose or direct the disposition of 1,445,537 shares of Common Stock through its controlling person, EnCap III-B.

         EnCap III-B. EnCap III-B may be deemed to have the power to vote and direct the vote or to dispose or direct the disposition of 1,445,537 shares of Common Stock collectively owned by EnCap Acquisition III-B (by virtue of being the controlling person of EnCap Acquisition III-B), through EnCap III-B's general partner, EnCap Investments. EnCap III-B disclaims beneficial ownership of the shares of Common Stock owned by EnCap Acquisition III-B.

         El Paso Merchant Energy and El Paso Corporation. Each of El Paso Merchant Energy and El Paso Corporation may be deemed to have the power to vote and direct the vote or to dispose or direct the disposition of the shares of Common Stock deemed to be owned by EnCap Investments (by virtue of being controlling persons of EnCap Investments). El Paso Merchant Energy and El Paso Corporation disclaim beneficial ownership of the shares of Common Stock owned by the EnCap Entities.

         Executive Officers and Directors. Except as otherwise described herein, to the knowledge of the reporting persons, no executive officer or director of the reporting persons or managing director of EnCap Investments or other person listed in Schedule I has the power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock.

         (c) Except as otherwise described herein or in any Exhibit filed herewith, and to the knowledge of the reporting persons, none of the persons named in response to Paragraph (a) above has affected any transaction in the Common Stock during the past sixty (60) days.

         (d) Except as otherwise described herein, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by them.

         (e) W/E Energy Company L.L.C. ceased to be the owner of more than five percent (5%) of the shares of Common Stock on November 28, 2001 when it dissolved and distributed its assets, including all of the securities of the Issuer that it held, to its members.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         No modification.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following is added to Item 7:

Exhibit  10.9    - Master Assignment and Assumption Agreement dated May
                   22, 2001 among ECIC Corporation, EnCap Energy Capital Fund III, L.P., EnCap Energy Acquisition III-B, Inc., BOCP Energy Partners, L.P., and Pel-Tex Partners L.L.C.

Exhibit 10.10    - Agreement to Dissolve W/E Energy Company L.L.C. dated
                   November 28, 2001 among EnCap Energy Capital Fund III, L.P., EnCap Energy Capital Fund III-B, L.P., ECIC Corporation, and BOCP Energy Partners, L.P.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 26, 2001                 ENCAP INVESTMENTS L.L.C.

                                        By: /s/ D. MARTIN PHILLIPS
                                            ----------------------
                                            D. Martin Phillips
                                            Manager


Date: December 26, 2001                 ENCAP ENERGY CAPITAL FUND III, L.P.

                                        By: EnCap Investments L.L.C., its
                                            general partner


                                        By: /s/  D. MARTIN PHILLIPS
                                            -----------------------
                                            D. Martin Phillips
                                            Managing Director


Date: December 26, 2001                 ENCAP ENERGY ACQUISITION III-B, INC.


                                        By: /s/  D. MARTIN PHILLIPS
                                            -----------------------
                                            D. Martin Phillips
                                            Vice President

Date: December 26, 2001                 ENCAP ENERGY CAPITAL FUND III-B, L.P.

                                        By: EnCap Investments L.L.C., its
                                            general partner


                                        By: /s/  D. MARTIN PHILLIPS
                                            -----------------------
                                            D. Martin Phillips
                                            Managing Director

                                    EXHIBIT 1

                                    AGREEMENT

         The undersigned reporting persons hereby agree that the statements filed pursuant to this Schedule 13D/A, to which this Agreement is filed as an exhibit, are filed on behalf of each of them.

Date: December 26, 2001                 ENCAP INVESTMENTS L.L.C.

                                        By: /s/ D. MARTIN PHILLIPS
                                            ----------------------
                                            D. Martin Phillips
                                            Manager


Date: December 26, 2001                 ENCAP ENERGY CAPITAL FUND III, L.P.

                                        By: EnCap Investments L.L.C., its
                                            general partner


                                        By: /s/  D. MARTIN PHILLIPS
                                            -----------------------
                                            D. Martin Phillips
                                            Managing Director


Date: December 26, 2001                 ENCAP ENERGY ACQUISITION III-B, INC.


                                        By: /s/  D. MARTIN PHILLIPS
                                            -----------------------
                                            D. Martin Phillips
                                            Vice President

Date: December 26, 2001                 ENCAP ENERGY CAPITAL FUND III-B, L.P.

                                        By: EnCap Investments L.L.C., its
                                            general partner


                                        By: /s/  D. MARTIN PHILLIPS
                                            -----------------------
                                            D. Martin Phillips
                                            Managing Director

SCHEDULE I

                    DIRECTORS, MANAGERS, EXECUTIVE OFFICERS,
                             OR CONTROLLING PERSONS

The name, business address, present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, of each of (i) the executive officers and directors of EnCap Energy Acquisition III-B, Inc., (ii) the managing directors of EnCap Investments, (iii) the directors and executive officers of El Paso Merchant Energy, and (iv) the directors and executive officers of El Paso Corporation are set forth below:

                                                                                  Name, Principal Business Address
            Name and                  Capacity in             Principal               of Organization in which
        Business Address             Which Serves            Occupation          Principal Occupation is Conducted
        ----------------             ------------            ----------          ---------------------------------
(i) EnCap Energy Acquisition
III-B, Inc.

David B. Miller                      Director and       Managing Director of          EnCap Investments L.L.C.
3811 Turtle Creek Blvd.             Vice President        EnCap Investments           3811 Turtle Creek Blvd.
Dallas, Texas 75219                                                                     Dallas, Texas 75219

D. Martin Phillips                  Director, Vice      Managing Director of          EnCap Investments L.L.C.
1100 Louisiana, Suite 3150          President, and        EnCap Investments          1100 Louisiana, Suite 3150
Houston, Texas  77002                  Secretary                                        Houston, Texas 77002

Robert L. Zorich                     Director and       Managing Director of          EnCap Investments L.L.C.
1100 Louisiana, Suite 3150             President          EnCap Investments          1100 Louisiana, Suite 3150
Houston, Texas  77002                                                                   Houston, Texas 77002

Gary R. Petersen                    Director, Vice      Managing Director of          EnCap Investments L.L.C.
1100 Louisiana, Suite 3150          President, and        EnCap Investments          1100 Louisiana, Suite 3150
Houston, Texas  77002                  Treasurer                                        Houston, Texas 77002
---------------------------------- ------------------ -------------------------- -----------------------------------


                                                                                  Name, Principal Business Address
            Name and                  Capacity in             Principal               of Organization in which
        Business Address             Which Serves            Occupation          Principal Occupation is Conducted
        ----------------             ------------            ----------          ---------------------------------

(ii) EnCap Investments L.L.C.

David B. Miller                   Managing Director     Managing Director of          EnCap Investments L.L.C.
3811 Turtle Creek Blvd.               of EnCap            EnCap Investments           3811 Turtle Creek Blvd.
Dallas, Texas 75219                  Investments                                        Dallas, Texas 75219

D. Martin Phillips                Managing Director     Managing Director of          EnCap Investments L.L.C.
1100 Louisiana, Suite 3150            of EnCap            EnCap Investments          1100 Louisiana, Suite 3150
Houston, Texas  77002                Investments                                        Houston, Texas 77002

Robert L. Zorich                  Managing Director     Managing Director of          EnCap Investments L.L.C.
1100 Louisiana, Suite 3150            of EnCap            EnCap Investments          1100 Louisiana, Suite 3150
Houston, Texas  77002                Investments                                        Houston, Texas 77002

                                                                                  Name, Principal Business Address
            Name and                  Capacity in             Principal               of Organization in which
        Business Address             Which Serves            Occupation          Principal Occupation is Conducted
        ----------------             ------------            ----------          ---------------------------------
Gary R. Petersen                  Managing Director     Managing Director of          EnCap Investments L.L.C.
1100 Louisiana, Suite 3150            of EnCap            EnCap Investments          1100 Louisiana, Suite 3150
Houston, Texas  77002                Investments                                        Houston, Texas 77002


                                                                                  Name, Principal Business Address
            Name and                  Capacity in             Principal               of Organization in which
        Business Address             Which Serves            Occupation          Principal Occupation is Conducted
        ----------------             ------------            ----------          ---------------------------------
(iii) El Paso Merchant Energy
North America Company


Clark C. Smith                      President and        President, El Paso           El Paso Merchant Energy
1001 Louisiana Street                 Director             Merchant Energy             North America Company
Houston, Texas  77002                                                                  1001 Louisiana Street
                                                                                        Houston, Texas 77002

John B. Holmes, Jr.                Chief Operating    Chief Operating Officer,        El Paso Merchant Energy
1001 Louisiana Street                  Officer                 El Paso                 North America Company
Houston, Texas  77002                                      Merchant Energy             1001 Louisiana Street
                                                                                        Houston, Texas 77002

Timothy D. Bourn                 Vice President and      Vice President and           El Paso Merchant Energy
1001 Louisiana Street              Senior Managing         Senior Managing             North America Company
Houston, Texas  77002                 Director            Director, El Paso            1001 Louisiana Street
                                                           Merchant Energy              Houston, Texas 77002

Larry W. Kellerman               Vice President and      Vice President and           El Paso Merchant Energy
1001 Louisiana Street              Senior Managing         Senior Managing             North America Company
Houston, Texas  77002                 Director            Director, El Paso            1001 Louisiana Street
                                                           Merchant Energy              Houston, Texas 77002

John L. Harrison                     Senior Vice        Senior Vice President         El Paso Merchant Energy
1001 Louisiana Street               President and        and Chief Financial           North America Company
Houston, Texas  77002              Chief Financial        Officer, El Paso             1001 Louisiana Street
                                       Officer             Merchant Energy              Houston, Texas 77002

W. C. Mack                           Senior Vice       Senior Vice President,         El Paso Merchant Energy
1001 Louisiana Street                 President        El Paso Merchant Energy         North America Company
Houston, Texas  77002                                                                  1001 Louisiana Street
                                                                                        Houston, Texas 77002

Grady M. Blakley                     Senior Vice       Senior Vice President,         El Paso Merchant Energy
1001 Louisiana Street                 President        El Paso Merchant Energy         North America Company
Houston, Texas  77002                                                                  1001 Louisiana Street
                                                                                        Houston, Texas 77002


                                                                                  Name, Principal Business Address
            Name and                  Capacity in             Principal               of Organization in which
        Business Address             Which Serves            Occupation          Principal Occupation is Conducted
        ----------------             ------------            ----------          ---------------------------------
Ralph Eads                            Director             Executive Vice               El Paso Corporation
1001 Louisiana Street                                    President, El Paso            1001 Louisiana Street
Houston, Texas  77002                                        Corporation                Houston, Texas 77002


                                                                                  Name, Principal Business Address
            Name and                  Capacity in             Principal               of Organization in which
        Business Address             Which Serves            Occupation          Principal Occupation is Conducted
        ----------------             ------------            ----------          ---------------------------------

(iv) El Paso Corporation

William A. Wise                   Chairman of the     Director, Chairman of the         El Paso Corporation
1001 Louisiana Street                  Board,                  Board,                  1001 Louisiana Street
Houston, Texas  77002             President, Chief       President, and Chief          Houston, Texas  77002
                                     Executive               Executive
                                    Officer, and         Officer of El Paso
                                      Director              Corporation

H. Brent Austin                    Executive Vice     Executive Vice President          El Paso Corporation
1001 Louisiana Street                President                  and                    1001 Louisiana Street
Houston, Texas  77002                   and          Chief Financial Officer of        Houston, Texas 77002
                                  Chief Financial       El Paso Corporation
                                      Officer

Ralph Eads                         Executive Vice     Executive Vice President          El Paso Corporation
1001 Louisiana Street                President                   of                    1001 Louisiana Street
Houston, Texas  77002                                   El Paso Corporation            Houston, Texas 77002

Joel Richards III                  Executive Vice          Executive Vice               El Paso Corporation
1001 Louisiana Street                President            President, Human             1001 Louisiana Street
Houston, Texas  77002                                      Resources and               Houston, Texas 77002
                                                         Administration of
                                                        El Paso Corporation

William A. Smith                   Executive Vice    Executive Vice President,          El Paso Corporation
1001 Louisiana Street                President        Business Development of          1001 Louisiana Street
Houston, Texas  77002                                   El Paso Corporation            Houston, Texas 77002

John W. Somerhalder II          President, Pipeline  President, Pipeline Group          El Paso Corporation
1001 Louisiana Street                  Group                     of                    1001 Louisiana Street
Houston, Texas  77002                                   El Paso Corporation            Houston, Texas 77002

Britton White Jr.                  Executive Vice          Executive Vice               El Paso Corporation
1001 Louisiana Street                President             President and               1001 Louisiana Street
Houston, Texas  77002                   and          General Counsel of El Paso        Houston, Texas 77002
                                  General Counsel           Corporation

Jeffrey I. Beason                   Senior Vice      Senior Vice President and          El Paso Corporation
1001 Louisiana Street              President and       Controller of El Paso           1001 Louisiana Street
Houston, Texas  77002                Controller             Corporation                Houston, Texas 77002


                                                                                  Name, Principal Business Address
            Name and                  Capacity in             Principal               of Organization in which
        Business Address             Which Serves            Occupation          Principal Occupation is Conducted
        ----------------             ------------            ----------          ---------------------------------
C. Dana Rice                        Senior Vice      Senior Vice President and          El Paso Corporation
1001 Louisiana Street              President and        Treasurer of El Paso           1001 Louisiana Street
Houston, Texas  77002                Treasurer              Corporation                Houston, Texas 77002

Patricia A. Shelton                  President              President of            El Paso Natural Gas Company
1001 Louisiana Street             Western Pipeline   Western Pipeline Division         1001 Louisiana Street
Houston, Texas  77002                 Division                                         Houston, Texas 77002

E. J. Holm                        Chief Executive     Chief Executive Officer       El Paso Natural Gas Company
1001 Louisiana Street                 Officer        Eastern Pipeline Division         1001 Louisiana Street
Houston, Texas  77002             Eastern Pipeline                                     Houston, Texas 77002
                                      Division

John D. Hushon                    Chief Executive     Chief Executive Officer      El Paso Energy International
1001 Louisiana Street                 Officer,             El Paso Europe                     Company
Houston, Texas  77002              El Paso Europe                                      1001 Louisiana Street
                                                                                       Houston, Texas 77002

Greg C. Jenkins                   President of El       President of El Paso      El Paso Global Networks Company
1001 Louisiana Street               Paso Global                Global                  1001 Louisiana Street
Houston, Texas  77002             Networks Company        Networks Company             Houston, Texas 77002

Robert G. Phillips                President of El    President of El Paso Field    El Paso Field Services, L.P.
1001 Louisiana Street                Paso Field            Services, L.P.              1001 Louisiana Street
Houston, Texas  77002              Services, L.P.                                      Houston, Texas 77002

James C. Yardley                President, Southern     President, Southern        Southern Natural Gas Company
1001 Louisiana Street           Natural Gas Company           Natural                  1001 Louisiana Street
Houston, Texas  77002                                       Gas Company                Houston, Texas 77002

John B. Holmes, Jr.               Chief Operating    Chief Operating Officer of    El Paso Merchant Energy North
1001 Louisiana Street                 Officer          Merchant Energy Group              America Company
Houston, Texas  77002             Merchant Energy                                      1001 Louisiana Street
                                       Group                                           Houston, Texas 77002

Stephen C. Beasley                   President,       President, Tennessee Gas    Tennessee Gas Pipeline Company
1001 Louisiana Street              Tennessee Gas              Pipeline                 1001 Louisiana Street
Houston, Texas  77002             Pipeline Company            Company                  Houston, Texas 77002

James J. Cleary                    President, ANR    President of ANR Pipeline         ANR Pipeline Company
1001 Louisiana Street                 Pipeline                Company                  1001 Louisiana Street
Houston, Texas  77002                 Company                                          Houston, Texas 77002

Byron Kelly                      President, El Paso  President, El Paso Energy     El Paso Energy International
1001 Louisiana Street                  Energy          International Company                  Company
Houston, Texas  77002              International                                       1001 Louisiana Street
                                      Company                                          Houston, Texas 77002

Tom Wade                        President, Merchant  President, Merchant Energy  Coastal States Crude Gathering
1001 Louisiana Street             Energy Petroleum       Petroleum Markets                    Company
Houston, Texas  77002                 Markets                                          1001 Louisiana Street
                                                                                       Houston, Texas 77002


                                                                                  Name, Principal Business Address
            Name and                  Capacity in             Principal               of Organization in which
        Business Address             Which Serves            Occupation          Principal Occupation is Conducted
        ----------------             ------------            ----------          ---------------------------------
Rod Erskine                          President          President of El Paso        El Paso Production Company
1001 Louisiana Street            El Paso Production          Production                1001 Louisiana Street
Houston, Texas  77002                 Company                 Company                  Houston, Texas 77002

Byron Allumbaugh                      Director            Retired Chairman              33 Ridgeline Drive
33 Ridgeline Drive                                     Ralphs Grocery Company         Newport Beach, CA 92660
Newport Beach, CA 92660

John M. Bissell                       Director        Chairman of the Board of             Bissell Inc.
2345 Walker Ave. N.W.                                       Bissell Inc.             2345 Walker Avenue, N.W.
Grand Rapids, MI 49501                                                                Grand Rapids, MI 49501

Juan Carlos Braniff                   Director             Vice Chairman                 Universidad 1200
Universidad 1200                                     Grupo Financiero Bancomer               Col. XOCO
Col. XOCO                                                                             Mexico, D.F.C.P. 03399
Mexico, D.F.C.P. 03339

James F. Gibbons                      Director         Professor at Stanford            Stanford University
Stafford University                                          University                Paul G. Allen Center
Paul G. Allen Center for                               School of Engineering          for Integrated Systems
Integrated Systems                                                                  Room 201 ( Mail Stop 4075)
Room 201 (M.S. 4075)                                                                    Stanford, CA 94305
Stanford, CA  94305

Anthony W. Hall, Jr.                  Director             City Attorney                  City of Houston
900 Bagby, 4th Floor                                   City of Houston, Texas          900 Bagby, 4th Floor
Houston, Texas  77002                                                                  Houston, Texas 77002

Ronald L. Kuhn, Jr                    Director          Business Consultant             El Paso Corporation
1001 Louisiana Street                                                                  1001 Louisiana Street
Houston, Texas  77002                                                                  Houston, Texas 77002

J. Carleton MacNeil Jr.               Director         Securities Consultant           3421 Spanish Trail
3421 Spanish Trail                                                                         Apt. 227D
Apt. 227D                                                                             Delray, Florida 33483
Delray, Florida 33483

Thomas R. McDade                      Director        Senior Partner, McDade,     McDade, Fogler, Maines, L.L.P.
Two Houston Center                                            Fogler,                   Two Houston Center
909 Fannin, Suite 1200                                     Maines, L.L.P.             909 Fannin, Suite 1200
Houston, TX  77010                                                                     Houston, Texas 77010

Malcolm Wallop                        Director          Frontiers of Freedom      Frontiers of Freedom Foundation
Frontiers of Freedom Foundation                              Foundation           12011 Lee Jackson Memorial Hwy.
12011 Lee Jackson Memorial Hwy.                                                            Fairfax, VA 22033
Fairfax, VA  22033


                                                                                  Name, Principal Business Address
            Name and                  Capacity in             Principal               of Organization in which
        Business Address             Which Serves            Occupation          Principal Occupation is Conducted
        ----------------             ------------            ----------          ---------------------------------
Joe B. Wyatt                          Director          Chancellor Emeritus            Vanderbilt University
2525 West End Ave.,                                    Vanderbilt University            2525 West End Ave.,
Suite 1410                                                                                  Suite 1410
Nashville, TN  37203                                                                    Nashville, TN 37203


(d) Neither EnCap III, EnCap Acquisition III-B, EnCap III-B, EnCap Investments, El Paso Corporation, El Paso Merchant Energy, nor any of the individuals identified in this Schedule I has, to the knowledge of the reporting persons, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither EnCap III, EnCap Acquisition III-B, EnCap III-B,, EnCap Investments, El Paso Corporation, El Paso Merchant Energy, nor any of the individuals identified in this Schedule I has, to the knowledge of the reporting persons, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To the knowledge of the reporting person each of the individuals identified in this Schedule I is a citizen of the United States of America, with the exception of Juan Carlos Braniff, who is a citizen of Mexico.

                                 EXHIBIT INDEX


Exhibit No.         Description
-----------         -----------

Exhibit 10.9     -  Master Assignment and Assumption Agreement dated May
                    22, 2001 among ECIC Corporation, EnCap Energy Capital Fund III, L.P., EnCap Energy Acquisition III-B, Inc., BOCP Energy Partners, L.P., and Pel-Tex Partners L.L.C.

Exhibit 10.10    -  Agreement to Dissolve W/E Energy Company L.L.C. dated
                    November 28, 2001 among EnCap Energy Capital Fund III, L.P., EnCap Energy Capital Fund III-B, L.P., ECIC Corporation, and BOCP Energy Partners, L.P.